SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                         For the month of February, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 9, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                  By: /s/ Pedro Toll
                                                      --------------------------
                                                  Name:  Pedro Toll
                                                  Title: General Manager

FOR IMMEDIATE RELEASE

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                      (BLADEX) DECLARES QUARTERLY DIVIDENDS

Panama City, Republic of Panama, February 9, 2004 -Banco Latinoamericano de Exportaciones, S.A. (BLADEX) (NYSE: BLX) today reported that at a meeting held on February 3, 2004, its Board of Directors authorized a dividend policy whereby dividends will be declared and paid to shareholders on a quarterly basis. In accordance with this new policy, the Board of Directors declared a quarterly cash dividend of US$0.10 per common share payable on April 5, 2004 to stockholders of record as of March 26, 2004. As of January 31, 2004, BLADEX had 39,352,738 outstanding common shares of all classes.

BLADEX's Chief Executive Officer, Jaime Rivera, stated, "With the profitability of our core business in foreign trade services firmly on track, and with the support afforded to the bank by its re-capitalization, we are pleased to resume BLADEX's traditional practice of providing our shareholders with dividends. We will continue to manage our capital through a prudent balance of risk and return considerations, in light of market and business trends, including those related to our portfolio in Argentina. We will take action when appropriate."

BLADEX is a multinational bank established by the Central Banks of Latin American and Caribbean countries. Based in Panama, its shareholders include central and commercial banks in 23 countries of the region, as well as international banks and private investors.

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BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Panama
Attention: Carlos Yap, Vice President, Finance and Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

i-advize Corporate Communications, Inc., 80 Wall Street, Suite 515, New York, NY 10005
Attention: Melanie Carpenter or Pete Majeski
Tel: (212) 406-3692, Email: bladex@i-advize.com
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